November 17, 2015

RE: Higher Offer for Landmark and Extended Time to respond

Dear Investor,

Good news!  We have increased our offer to purchase shares of Landmark Apartment Trust, Inc. to $7.00 per Share. We are also extending the Expiration Date to December 11, 2015.

Why take advantage of this opportunity today?
•
Our offer is now 58% higher!  We have increased our offer by 58%. Landmark has agreed to merge in exchange for $8.17 per Share.  The merger is subject to normal contingencies and shareholder approval, and is expected to close next year.

•
Guarantee your cash now. Landmark has announced a potential merger transaction, but it is subject to normal contingencies and shareholder votes, and won't close until the First Quarter 2016 at the earliest.

•
Let MacKenzie take the risk of the merger closing. There is always a risk that a merger won't close.  Cash out now, close out this investment this year, and eliminate the risk that the merger does not close as expected.

If you act today, you can get your cash now. We will mail your check within three business days after Landmark confirms the transfer. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.  If you already returned an assignment form, you do not need to do anything, you will receive the higher amount.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires December 11, 2015 (unless extended). So don't delay. Fill out and mail in the Landmark Assignment Form today so we can transfer the Shares and rush you a check.